Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the following Registration Statement on Form S-8 (333-97863) of CytoCore, Inc. of our report dated April 16, 2007, with respect to the consolidated balance sheet of CytoCore, Inc. as of December 31, 2006, and the related consolidated statement of operations, stockholders’ deficit and cash flow for the year then ended, which report appears in the Annual Report on Form 10-KSB of CytoCore, Inc. for the year ended December 31, 2007.
Our report dated April 16, 2007, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and is dependent upon access to additional external financing, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
Our report dated April 16, 2007 also notes that we were not engaged to audit, review, or apply any procedures to the adjustment to retrospectively apply the effects of the one-for-ten reverse stock split described in Note 1 to the consolidated financial statements for the year ended December 31, 2007 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
/s/ Amper, Politziner & Mattia, P.C.
Edison, New Jersey
March 31, 2008